(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

June 4, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Rutland Square Trust II (the trust):

Strategic Advisers Core Income Fund
Strategic Advisers Income Opportunities Fund
Strategic Advisers International Fund
Strategic Advisers International II Fund
Strategic Advisers Small-Mid Cap Fund
Strategic Advisers U.S. Opportunity Fund
Strategic Advisers U.S. Opportunity II Fund
Strategic Advisers Value Fund (the funds)

File Nos. (333-139427) and (811-21991)
Post-Effective Amendment No. 8

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 8 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated November 30, 2009, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the Prospectus and Statement of Additional Information for the funds. Each fund's Prospectus and SAI, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 6.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 6, update standard disclosure, and implement editorial changes.

An effective date of June 5, 2010 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Colin McDevitt
Colin McDevitt
Legal Product Group